Exhibit 12.1

The Estee Lauder Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Pro Forma as adjusted
	Six-Months Ended	Year-Ended	Six-Months Ended	Year-Ended
	Dec	June 30,	December 31,	June 30,
	2016	2016	2016	2016	2015	2014	2013	2012

Fixed Charges
Interest expense(1)(2)(3)	60	107	43	71	60	60	82	67
Imputed Interest	34	83	34	83	76	58	48	58
Total Fixed Charges	94	190	77	154	136	118	130	125

Earnings available for fixed charges:
Earnings before income taxes	986	1,519	1,003	1,555	1,561	1,777	1,475	1,261
Less noncontrolling interests	(4)	(6)	(4)	(6)	(5)	(5)	(4)	(4)
Add fixed charges	94	190	77	154	136	118	130	125

Total earnings available for fixed charges	1,076	1,703	1,076	1,703	1,692	1,890	1,601	1,382

Ratio of earnings to fixed charges (4)	11.4	9.0	14.0	11.1	12.4	16.0	12.3	11.1

(1) Fiscal 2013 interest expense includes pre-tax expense on the extinguishment of debt of $19.1 million.

(2) Capitalized interest is excluded from Interest Expense as it is considered de minimis and does not materially impact the calculation.

(3) The net change in interest expense utilized to calculate the pro forma interest expense for the six-months ended December 31, 2016 and the twelve-months ended June 30, 2016, includes the effect of the related interest rate swap of $3.8m and $7.4m, respectively. Excluding these impacts, the pro forma ratio of earnings to fixed charges for the six-months ended December 31, 2016 and the twelve-months ended June 30, 2016 would be 12.0x and 9.3x, respectively.

(4) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges less noncontrolling interests by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor. Regulation S-K also requires to add distributed income of equity investee and  share of pre-tax losses of equity investees for which charges arising from guarantees to the earnings.  Prior to fiscal year 2016, the Company had insignificant equity investments, and the above earnings were not adjusted for the items mentioned in the previous sentence due to immaterial amounts for those items and they would not have impacted the ratios. For the six-months ended December 31, 2016 and the twelve-months ended June 30, 2016, the Company recognized $7.3m and $6.5m, respectively, in equity method investment income, which is included in Earnings before income taxes.